Exhibit 21.1

SUBSIDIARIES OF GRAN TIERRA ENERGY INC.

The table below sets forth all subsidiaries of Gran Tierra Energy Inc. and the state or other jurisdiction of incorporation or organization of each.

Subsidiary	Jurisdiction of Incorporation
1203647 Alberta, Inc.	Alberta, Canada
Gran Tierra Goldstrike Inc.	Alberta, Canada
Gran Tierra Energy Inc.	Alberta, Canada
PCESA	Ecuador
Gran Tierra Argentina SA	Argentina